

February 1, 2013

China Green Agriculture, Inc.
Mr. Ken Ren
Chief Financial Officer
3 rd Floor, Borough A, Block A, No. 181
South Taibai Road, Xi'an, Shaanxi Province
People's Republic of China 710065

> **Re:** **Form 10-K for the Year Ended June 30, 2011**
> **Filed September 12, 2011**
> **File No. 001-34260**
>
> **Form 10-K for the Year Ended June 30, 2012**
> **Filed September 13, 2012**
> **File No. 001-34260**

Dear Mr. Ren:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ David R. Humphrey

David R. Humphrey
Accounting Branch Chief